

April 18, 2016

<u>Via E-mail</u>
Phil Liu, General Counsel
Equinox Frontier Funds
Equinox Fund Management, LLC
1775 Sherman Street, Suite 2010
Denver, Colorado 80203

> **Re: Equinox Frontier Funds**
> **Registration Statement on Form S-1**
> **Filed March 21, 2016**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 22, 2016**
> **File No. 333-210313**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that, on January 19, 2016, Equinox Fund Management LLC and related parties entered into a settlement with the Securities and Exchange Commission. Please provide disclosure regarding the circumstances that led to the settlement and the terms of the settlement.

<u>Risk Factors, page 19</u>

2.   We note that your management fee is based on the notional amount rather than on your net asset value. Please add risk factor disclosure to clarify that utilizing this method may result in your manager receiving higher management fees. Also, as applicable, please discuss how your method of calculating the management fee differs from similar commodity pools. Please make similar revisions to your Form 10-K or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Matthew K. Kerfoot, Esq. (*via e-mail*)